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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                               SMALLWORLDWIDE PLC

                       (Name of Subject Company (Issuer))

                         ------------------------------

                        GE POWER SYSTEMS EQUITIES, INC.
                            GENERAL ELECTRIC COMPANY

                                   (Offerors)
    (Names of Filing Persons (identifying status as offeror, issuer or other persons))
                         ------------------------------

        ORDINARY SHARES, OF L0.01 EACH, AND AMERICAN DEPOSITARY SHARES,
                      EACH REPRESENTING ONE ORDINARY SHARE
                         (Title of Class of Securities)

                     83168P108 (AMERICAN DEPOSITARY SHARES)
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                               JAMES M. WATERBURY
                            GENERAL ELECTRIC COMPANY
                             4200 WILDWOOD PARKWAY
                             ATLANTA, GEORGIA 30339
                           TELEPHONE: (770) 859-6378
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                MARY A. BERNARD
                                KING & SPALDING
                          1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 556-2100
                         ------------------------------

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION                                        AMOUNT OF FILING FEE
                       $211,874,900*                                                   $42,375

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding ordinary shares, nominal value L0.01 per share (the "Ordinary Shares"), and American Depositary Shares each representing one Ordinary Share (the "ADSs", and together with the Ordinary Shares, the "Shares"), of Smallworldwide plc at a price of $20.00 per Share. As of August 17, 2000, there were 10,593,745 Shares outstanding, including Shares subject to outstanding stock options. The amount of the Filing Fee calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50th of 1% of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                        Filing Party:
Form or Registration No.:                                      Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.
    / /  issuer tender offer subject to Rule 13e-4.
    / /  going-private transaction subject to Rule 13e-3.
    / /  Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO relates to the offer by GE Power Systems Equities, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of General Electric Company, a New York corporation ("GE"), to purchase all of the outstanding (1) ordinary shares, nominal value of L0.01 each ("Ordinary Shares"), and (2) American Depositary Shares ("ADSs"), each representing one Ordinary Share and evidenced by American Depositary Receipts ("ADRs"), of Smallworldwide plc, a public limited company incorporated under the laws of England and Wales ("Smallworld"). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 24, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B), and the related Form of Acceptance, a copy of which is attached hereto as Exhibit (a)(1)(C) (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Information concerning the consideration being offered for the Ordinary Shares and ADSs and the conversion thereof from U.S. dollars to pounds sterling is set forth in
Section 2 ("Acceptance for Payment and Payment for Shares") of the Offer to Purchase. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

    The Offeror has entered into irrevocable undertakings, dated as of August 17, 2000 (the "Tender Agreements"), with certain officers and directors of Smallworld, pursuant to which, among other things, such officers and directors have agreed, for themselves and their immediate family members, to tender or procure the tender of an aggregate of 1,113,700 Ordinary Shares and ADSs (or approximately 14% of the outstanding Ordinary Shares and ADSs) to the Offeror in the Offer. Additional information about the Tender Agreements is contained in Section 11 of the Offer to Purchase.

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

    The information set forth in the Summary Term Sheet in the Offer to Purchase attached hereto as Exhibit (a)(1)(A) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    The name of the subject company is Smallworldwide plc, a public limited company incorporated under the laws of England and Wales, which has its principal executive offices at Elizabeth House, 1 High Street, Chesterton, Cambridge, England CB4 1WR and may be contacted by telephone at 44-1223-301-144.

    This statement relates to the Ordinary Shares and ADSs of Smallworld. The Ordinary Shares and the ADSs are collectively referred to herein as the "Shares." The information set forth in the introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference. As of August 17, 2000, there were 7,899,440 Ordinary Shares issued and outstanding (of which 6,656,200 were held by The Bank of New York as depositary and represented by
ADSs).

    The information concerning the principal market in which the ADSs are traded and certain high and low sales prices for the ADSs in such principal market are set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    This Tender Offer Statement is filed by the Offeror and GE. Information regarding the name, business address, business telephone number, principal business, state or other place of organization of both the Offeror and GE is incorporated herein by reference from Section 8.

    Information regarding the name, business address, business telephone number, current principal occupation or employment as well as past material occupations, positions, offices or employment held during the last five years for each of the executive officers and directors of the Offeror and GE is incorporated herein by reference from Schedule I of the Offer to Purchase. Except as indicated in Schedule I, each of the executive officers and directors of the Offeror and GE is a citizen of the U.S.

    During the last five years, none of the Offeror, GE or, to the best knowledge of the Offeror and GE, any of the persons listed on Schedule I to the Offer to Purchase have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of any such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    During the past two years, other than these transactions, during the past two years, there have been no transactions that would be required to be disclosed under this Item 5 between any of the Offeror or GE or, to the best knowledge of the Offeror and GE, any of the persons listed in Schedule I to the Offer to Purchase, and Smallworld or any of its executive officers, directors or affiliates.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Offeror and GE"), Section 10 ("Background of the Offer; Contacts with Smallworld") and Section 11 ("The Acquisition Agreement and Tender Agreements") of the Offer to Purchase and in Exhibits (d)(1), (d)(2),
(d)(3), (d)(4), (d)(5), (d)(6), (d)(7), (d)(8) and (d)(9) of this Schedule TO is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with GE"), Section 11 ("The Acquisition Agreement and Tender Agreements"), Section 12 ("Purpose of the Offer; Plans for GE") and Section 13 ("Dividends and Distributions") and in Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Offeror and GE") of the Offer to Purchase and
Schedule I ("Additional Information Concerning the Offeror and GE") to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("The Acquisition Agreement and Tender Agreements"), Section 14 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration"), Section 16 ("Certain Legal Matters and Regulatory Approvals") and Section 19 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the entire text of each of (1) the Offer to Purchase, (2) the Letter of Transmittal and (iii) the Form of Acceptance, which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

    (a)(1)(A)  Offer to Purchase dated August 24, 2000.
    (a)(1)(B)  Form of Letter of Transmittal.
    (a)(1)(C)  Form of Acceptance.
    (a)(1)(D)  Form of Notice of Guaranteed Delivery.
    (a)(1)(E)  Form of Letter from the Information Agent to Brokers,
               Dealers, Commercial Banks, Trust Companies and Nominees.
    (a)(1)(F)  Form of Letter to Clients for use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Nominees.
    (a)(1)(G)  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
    (a)(1)(H)  Press announcement released in the U.K. on August 17, 2000.
               (Incorporated by reference to Exhibit 99(a)(2) to Schedule
               TO filed by General Electric Company and GE Power Systems
               Equities, Inc. on August 17, 2000.)
    (a)(1)(I) Joint press release issued by GE and Smallworld on August 17, 2000. (Incorporated by reference to
               Exhibit 99(a)(1) to Schedule TO filed by General Electric
               Company and GE Power Systems Equities, Inc. on August 17,
               2000.)
    (a)(1)(J) Summary advertisement as published in the U.S. on August 24, 2000.
    (a)(2)     Recommendation Statement on Schedule 14D-9.
    (b)        None.
    (d)(1)     Acquisition Agreement dated August 16, 2000 between General
               Electric Company and Smallworldwide plc (incorporated by reference from Annex B to the Offer to Purchase filed as Exhibit (a)(1) (A) hereto).
    (d)(2)     Form of Irrevocable Undertaking executed by each of Martin
               Cartwright, Richard Green and Richard Newell and GE Power
               Systems Equities, Inc.
    (d)(3)     Deed of Irrevocable Undertaking executed by C. Warren
               Ferguson and GE Power Systems Equities, Inc.
    (d)(4)     Form of Irrevocable Undertaking executed by each of Timothy
               Cadman and Ronald Posner and GE Power Systems Equities, Inc.
    (d)(5)     Form of Irrevocable Undertaking executed by each of Peter
               Batty, Peter Britnell, Joan Myhill and David Theriault and
               GE Power Systems Equities, Inc.
    (d)(6)     Form of Irrevocable Undertaking executed by each of Mark
               Diskin and Wolfgang Chittka and GE Power Systems Equities,
               Inc.
    (d)(7)     Service Agreement dated August 16, 2000 between Richard G.
               Newell and General Electric Company.
    (d)(8)     Service Agreement dated August 16, 2000 between C. Warren
               Ferguson and General Electric Company.
    (d)(9)     Service Agreement dated August 16, 2000 between Martin A.
               Cartwright and General Electric Company.
    (d)(10)    Service Agreement dated August 16, 2000 between Richard
               Green and General Electric Company.
    (d)(11)    Confidentiality Agreement dated August 2, 2000 between
               General Electric Company and Smallworldwide plc.
    (g)        Not applicable.
    (h)        Not applicable.
    99.1       Power of Attorney.
    99.2       Board Resolution of GE Power Systems Equities, Inc.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       GENERAL ELECTRIC COMPANY

                                                       By:  /s/ JAMES M. WATERBURY
                                                            -----------------------------------------
                                                            Name: James M. Waterbury
                                                            Title:  Attorney-in-Fact

                                                       GE POWER SYSTEMS EQUITIES, INC.

                                                       By:  /s/ JAMES M. WATERBURY
                                                            -----------------------------------------
                                                            Name: James M. Waterbury
                                                            Title:  Attorney-in-Fact

Date: August 24, 2000

                                 EXHIBIT INDEX

EXHIBIT NO.  DOCUMENT
-----------  --------
(a)(i)(A)    Offer to Purchase dated August 24, 2000.
(a)(1)(B)    Form of Letter of Transmittal.
(a)(1)(C)    Form of Acceptance.
(a)(1)(D)    Form of Notice of Guaranteed Delivery.
(a)(1)(E)    Form of Letter from the Information Agent to Brokers,
             Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)    Form of Letter to Clients for use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Nominees.
(a)(1)(G)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(1)(H)    Press announcement released in the U.K. on August 17, 2000.
             (Incorporated by reference to Exhibit 99(a)(2) to Schedule
             TO filed by General Electric Company and GE Power Systems
             Equities, Inc. on August 17, 2000.)
(a)(1)(I)    Joint press release issued by GE and Smallworld on August
             17, 2000. (Incorporated by reference to Exhibit 99(a)(1) to
             Schedule TO filed by General Electric Company and GE Power
             Systems Equities, Inc. on August 17, 2000.)
(a)(1)(J)    Summary advertisement as published in the U.S. on August 24,
             2000.
(a)(2)       Recommendation Statement on Schedule 14D-9.
(b)          None.
(d)(1)       Acquisition Agreement dated August 16, 2000 between General
             Electric Company and Smallworldwide plc (incorporated by
             reference from Annex B to the Offer to Purchase filed as
             Exhibit (a)(1)(A) hereto).
(d)(2)       Form of Irrevocable Undertaking executed by each of Martin
             Cartwright, Richard Green and Richard Newell and GE Power
             Systems Equities, Inc.
(d)(3)       Deed of Irrevocable Undertaking executed by C. Warren
             Ferguson and GE Power Systems Equities, Inc.
(d)(4)       Form of Irrevocable Undertaking executed by each of Timothy
             Cadman and Ronald Posner and GE Power Systems Equities, Inc.
(d)(5)       Form of Irrevocable Undertaking executed by each of Peter
             Batty, Peter Britnell, Joan Myhill and David Theriault and
             GE Power Systems Equities, Inc.
(d)(6)       Form of Irrevocable Undertaking executed by each of Mark
             Diskin and Wolfgang Chittka and GE Power Systems Equities,
             Inc.
(d)(7)       Service Agreement dated August 16, 2000 between Richard G.
             Newell and General Electric Company.
(d)(8)       Service Agreement dated August 16, 2000 between C. Warren
             Ferguson and General Electric Company.
(d)(9)       Service Agreement dated August 16, 2000 between Martin A.
             Cartwright and General Electric Company.
(d)(10)      Service Agreement dated August 16, 2000 between Richard
             Green and General Electric Company.
(d)(11)      Confidentiality Agreement dated August 2, 2000 between
             General Electric Company and Smallworldwide plc.
(g)          Not applicable.
(h)          Not applicable.
99.1         Power of Attorney.
99.2         Board Resolution of GE Power Systems Equities, Inc.